EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER AND YEAR ENDED DECEMBER 31, 2023

WINNIPEG, CANADA – (April 8, 2024) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter and year ended December 31, 2023.

Quarter and Year Ended December 31, 2023 Highlights:

•	Recorded total net revenue of $21.7 million during the year ended December 31, 2023 compared to $23.1 million for the year ended December 31, 2022 and;

•	Recorded total net revenue of $5.1 million during the quarter ended December 31, 2023 compared to $6.3 million for the quarter ended December 31, 2022 and;

•	Recorded total net revenue from the sale of AGGRASTAT® of $9.7 million during the year ended December 31, 2023 compared to $11.7 million for the year ended December 31, 2022 and;

•

Recorded total net revenue from the Marley Drug business of $9.6 million ($2.6 million from sales of ZYPITAMAG® , and $7.0 million from other pharmacy revenue) during the year ended December 31, 2023 compared to $7.8 million ($1.5 million from sales of ZYPITAMAG and $6.3 million from other pharmacy revenue) for the year ended December 31, 2022 and;

•

Recorded net revenue through insured business from the sale of ZYPITAMAG of $2.4 million during the year ended December 31, 2023 compared to $3.6 million through insured business for the year ended December 31, 2022 and;

•

Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the year ended December 31, 2023 was $1.9 million compared to adjusted EBITDA of $3.0 million for the year ended December 31, 2022 and;

•

Net loss for the year ended December 31, 2023 was $922,000 or $0.09 per share compared to net income of $1.4 million or $0.13 per share for the year ended December 31, 2022; the net loss is due in large part to non-cash expenses including $1.6 million of amortization on the purchase of ZYPITAMAG and Marley Drug, and $288,000 of share based compensation expense on stock options granted to employees and directors during the current year.

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Financial Results

Net AGGRASTAT product sales for the year ended December 31, 2023, were $9.7 million compared to $11.7 million for the year ended December 31, 2022. The decrease in AGGRASTAT® revenues compared to the previous year is the result of a decrease in the volume of AGGRASTAT® sold and pricing competition from generic tirofiban.

ZYPITAMAG through insured channels contributed $2.4 million of revenue for the year ended December 31, 2023 compared to $3.6 million for the year ended December 31, 2022. The decrease in revenue through insured channels is primarily as a result of higher wholesaler fees and coverage gap payments, and lower reimbursement from pharmacy benefit managers. This amount does not include sales of ZYPITAMAG® through the Marley Drug business.

The Marley Drug business contributed $9.6 million of revenue for the year ended December 31, 2023 compared to $7.8 million for the year ended December 31, 2022. Marley Drug is a US pharmacy licensed to ship medications to all 50 states, Washington D.C. and Puerto Rico. It serves thousands of customers and provides another channel for direct-to-consumer marketing, distribution and improved profit margin for ZYPITAMAG. The increase in revenue is a result of increased sales through marketing, fulfillment partnerships, its e-commerce platform, and increased sales of ZYPITAMAG.

Adjusted EBITDA for the year ended December 31, 2023 was $1.9 million compared to $3.3 million for the year ended December 31, 2022. Decreased adjusted EBITDA for the year ended December 31, 2023 resulted from lower AGGRASTAT net revenue and higher cost of goods, partially offset by lower R&D expenses.

Net loss for the year ended December 31, 2023 was $922,000 or $0.09 per share compared to a net income of $1.4 million or $0.13 per share for the year ended December 31, 2022. The main factors contributing to the net loss recorded for the year ended December 31, 2023 were lower net revenue and higher selling expenses, partially offset by lower R&D expenses.

At December 31, 2023, the Company had unrestricted cash totaling $6.4 million, up from $4.9 million of unrestricted cash held as of December 31, 2022. Cash flows from operating activities for the year ended December 31, 2023 totaled $2.1 million compared to $1.8 million for the year ended December 31, 2022.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

The Company plans to hold an investor conference call in May 2024 to present the results for the three months ended March 31, 2024 with date and dial in information to be provided. The full financial statements are available at www.sedar.com and on the Company’s website at www.medicure.com.

Notes

(1)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non‑cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three months and year ended December 31, 2022 and 2021 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

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About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. (“Marley Drug”), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastathdb.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To receive investor and business updates from Medicure, please fill out this form click here to be added to Medicure’s e-mail list.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31	2023	2022
Assets
Current assets:
Cash and cash equivalents	$6,369	$4,857
Accounts receivable	4,794	5,635
Inventories	2,900	3,221
Prepaid expenses	1,143	1,134
Total current assets	15,206	14,847
Non‑current assets:
Property and equipment	736	1,187
Intangible assets	8,940	10,624
Goodwill	3,102	3,177
Other assets	75	63
Total non‑current assets	12,853	15,051
Total assets	$28,059	$29,898
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,603	$7,128
Royalty obligation	-	179
Acquisition payable	-	677
Income taxes payable	16	60
Current portion of lease obligations	315	346
Total current liabilities	7,934	8,390
Non‑current liabilities
Lease obligations	229	503
Total non‑current liabilities	229	503
Total liabilities	8,163	8,893
Equity:
Share capital	81,014	80,917
Contributed surplus	10,723	10,476
Accumulated other comprehensive loss	(5,989)	(5,458)
Deficit	(65,852)	(64,930)
Total equity	19,896	21,005
Total liabilities and equity	$28,059	$29,898

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Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2023	2022	2021
Revenue, net
Product sales, net	$21,694	$23,065	$21,744
Cost of goods sold	7,705	6,990	9,032
Gross profit	13,989	16,075	12,712

Expenses
Selling	8,306	7,935	10,312
General and administrative	4,131	4,193	2,697
Research and development	2,406	2,754	1,796
	14,843	14,882	14,805

Other Income:
Other Income	-	(346)	(1,828)
	-	(346)	(1,828)
Finance costs:
Finance (income) expense, net	(65)	206	525
Foreign exchange loss (gain), net	108	(52)	(31)
	43	154	494
Net (loss) income before income taxes	$(897)	$1,385	$(759)
Income tax recovery (expense)
Current	(25)	(20)	32
Deferred	-	-	-
	(25)	(20)	32
Net (loss) profit	$(922)	$1,365	$(727)
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:	(531)	1,182	(143)

Comprehensive Income (loss)	$(1,453)	$2,547	$(870)

Earnings (loss) per share
Basic	$(0.09)	$0.13	$(0.07)
Diluted	$(0.09)	$0.13	$(0.07)

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Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2023	2022	2021
Cash (used in) provided by:
Operating activities:
Net (loss) profit for the year	$(922)	$1,365	$(727)
Adjustments for:
Current income tax expense (recovery)	25	20	(32)
Amortization of property and equipment	434	461	406
Amortization of intangible assets	1,736	1,594	2,739
Share‑based compensation	288	47	135
Write-down of inventories	277	38	1,339
Change in fair value of contingent consideration	-	(346)	(1,803)
Finance (income) expense, net	(65)	190	525
Unrealized foreign exchange loss (gain)	108	(52)	(31)
Change in the following:
Accounts receivable	969	(864)	593
Inventories	(31)	166	471
Prepaid expenses	(26)	(194)	305
Other assets	-	(2)	99
Accounts payable and accrued liabilities	86	568	20
Interest received (paid), net	48	(16)	49
Income taxes paid, net	(61)	(91)	-
Royalties paid	(256)	(1,056)	(99)
Cash flows from operating activities	2,079	1,828	3,989
Investing activities:
Repayment of holdback payable	-	-	(1,876)
Acquisition of property and equipment	-	(14)	(377)
Acquisition of intangible assets	(270)	(296)	(441)
Cash flows (used in) from investing activities	(270)	(310)	(2,694)
Financing activities:
Repayment of lease liability	(353)	(355)	(316)
Stock options exercised	56	-	-
Cash flows used in financing activities	(297)	(355)	(316)
Foreign exchange loss on cash held in foreign currency	-	-	(1)
Increase (decrease) in cash	1,512	1,163	978
Cash and cash equivalents, beginning of period	4,857	3,694	2,716
Cash and cash equivalents, end of year	$6,369	$4,857	$3,694

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